UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008

Evotec Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Commission File Number: 001-34041

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

(49-40) 56-0810

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

EVOTEC AG

Form 6-K

2

OTHER INFORMATION

On August 6, 2008, EVOTEC AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) issued a press release announcing its financial results for the quarter ended June 30, 2008 and released its Half Year Report 2008. The press release is furnished herewith as Exhibit 99.1, the Half Year Report is furnished herewith as Exhibit 99.2 and both are incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Evotec AG

By:	/s/ Klaus Maleck
Klaus Maleck
Chief Financial Officer

Date: August 7, 2008

3

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release dated August 6, 2008

99.2	Half Year Report 2008

4

Exhibit 99.1

News Release

August 6, 2008

For further information

please contact:

Joern Aldag

President &

Chief Executive Officer

+49.(0)40.560 81-242

+49.(0)40.560 81-333 Fax

joern.aldag@evotec.com

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Evotec Reports Results of the First Half of 2008

Hamburg, Germany – Evotec AG (Frankfurt Stock Exchange: EVT; NASDAQ: EVTC) today reported results for the first half of 2008.

Evotec revenues for the first half of 2008 were EUR 14.5 million, 8% below last year’s level (2007: EUR 15.8 million), mainly the result of the further weakening of the US dollar against Evotec’s reporting currency, the Euro. At constant 2007 currencies (UK Sterling and US dollar), revenues in the first half of 2008 would have been EUR 16.1 million, slightly increased over the previous year.

The operating loss for the first half of 2008 amounted to EUR 26.9 million (2007: EUR 23.6 million). The increase is a result of high investments in research and development. R&D expenditure increased by 33% to EUR 21.9 million (2007: EUR 16.4 million) primarily due to the Q1 2008 milestone expense related to our collaboration with Roche based on the initiation of Phase II trials with EVT 302 and the inclusion of Renovis R&D costs following the acquisition in May.

Liquidity which includes cash and cash equivalents (EUR 42.4 million), short-term investments (EUR 50.3 million) and auction rate securities (EUR 8.3 million) at the end of June 2008 amounted to EUR 101.0 million (December 31, 2007: EUR 93.7 m). Based on year-end 2007 currency exchange rates, liquidity would amount to EUR 105.6 million. Evotec including Renovis experienced an approximately EUR 4.6 million unrealized loss in the translation of liquid assets held in US dollars or UK Sterling into Euros.

Acquisition of Renovis successfully completed

On May 1, 2008 the Renovis stockholders voted in favor of the acquisition by Evotec which was subsequently completed on May 2, 2008. In exchange for each outstanding share of Renovis common stock, Renovis stockholders received 0.5271 American Depositary Shares, or ADSs, of Evotec, which have been listed on the NASDAQ Global Market under the trading symbol “EVTC”. As a result, Evotec has issued an aggregate of 34,970,268 new ordinary shares, which underlie the ADSs issued to Renovis stockholders. To ensure that new Evotec shareholders will be able to participate in this year’s Annual General Meeting, Evotec has re-scheduled the meeting to be held on August 28, 2008.

Clinical pipeline progressed

•      On July 3, 2008, Evotec reported top-line results of a double-blind, 4-week Phase Ib study with EVT 101, an orally active NR2B-subtype selective antagonist of NMDA receptors with potential in

News Release

Alzheimer’s disease, neuropathic pain and other indications. The study showed in both young and elderly subjects that the drug was well tolerated up to the highest dose tested.

•      On August 1, 2008, Evotec reported that Pfizer Inc. initiated a Phase I clinical trial of a small molecule VR1 (vanilloid receptor 1) antagonist under collaboration with Evotec. The Phase I study in healthy volunteers is intended to evaluate the compound’s safety, tolerability and pharmacokinetic profile after oral administration.

•      Evotec will report results from the first exploratory Phase II, acute dose, craving study for EVT 302, a reversible and highly selective inhibitor of monoamine oxidase B (MAO-B) in development for smoking cessation, in the third quarter 2008. Ethical approvals for the EVT 302 proof-of-concept quit rate study have been obtained and final regulatory approval is expected shortly.

•      Evotec’s proprietary P2X7 antagonist is on track to enter Phase I, in the third quarter of 2008. We will shortly submit the regulatory application to proceed with the first study in man to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of our orally administered P2X7 receptor antagonist.

Jörn Aldag, President & Chief Executive Officer of Evotec AG, commented: “During the second quarter our clinical development programs continued to advance. In addition, we were pleased to announce that Pfizer had initiated a Phase I study with our VR1 receptor antagonist, one of the programs acquired with Renovis. With this acquisition we achieved an important milestone in our strategic transformation into a biopharmaceutical company. Four clinical candidates are now backed by a strong late stage preclinical pipeline and we are well positioned to partner key clinical programs with pharmaceutical companies. Partnering discussions with our lead compound EVT 201 for the treatment of insomnia are ongoing. Insomnia continues to be a difficult area for any partnering activities, in particular following the recent challenges faced by Gaboxadol, Indiplon and others. However, the co-development agreement announced by Actelion in July demonstrates that there is continued interest in this indication from the market. Successful partnering is our key objective as it is of significant importance to create value for our shareholders from both our discovery engine and our in-licensed products.”

2008 financial targets
In 2008, the Company’s revenues are expected to be within the range of EUR 34 million to EUR 36 million, not including any possible out-licensing income. In the absence of any impairment charges or out-licensing income, the 2008 operating result is expected to be in the same range as 2007. In the event of a successful out-licensing, operating results may significantly outperform 2007. Evotec continues to invest in research & development. The Company expects R&D expenses to be at the lower end of the EUR 46 to EUR 51 million range excluding the cost of share-based compensation to employees allocated to R&D in 2008. The increase from 2007 is mainly

News Release

driven by progress in the clinical pipeline and the Renovis acquisition.

Our liquidity guidance at the end of 2008 was that cash would exceed EUR 85 million at constant 2007 currencies. This number excluded any favorable impacts of possible receipts from out-licensing payments in 2008. However, this 2008 year-end estimate translates to slightly over EUR 80 million at today’s exchange rates. As mentioned above, Evotec including Renovis recorded approximately EUR 4.6 million in unrealized losses in the translation of liquid assets held in US dollars or UK Sterling into Euros in the first half of 2008. Our liquidity target, at today’s exchange rate is EUR 80 million, and can be achieved despite the payment of EUR 2.7 million to Roche made in July 2008 related to the initiation of Phase II trials with EVT 302. We view the payment to Roche in cash instead of in equity favorably as it does not further dilute our existing shareholders given the Company’s current share price. Assuming the Company’s ambitious portfolio development goals and no major partnering event, the liquidity position is currently expected to be sufficient to fund Evotec’s development programs until the end of 2010.

All 2008 results shown and discussed in this press release are compared to the 2007 continuing operations. On November 30, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit. From the effective date onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. In addition, on May 2, 2008, the Company completed the acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through June 30, 2008 are included in the accompanying consolidated interim statements of operation for the six months ended June 30, 2008 and the assets and liabilities of Renovis at June 30, 2008 are included in the accompanying consolidated interim balance sheet. Therefore, the 2007 and 2008 results are not fully comparable.
Conference Call

Evotec will hold a conference call today at 02.00 pm CET (01.00 pm BST/08.00 am US time East Coast) to discuss the financial results as well as progress of the first half 2008. Jörn Aldag, President & CEO, Dr Klaus Maleck, Chief Financial Officer, and Dr John Kemp, Chief Research & Development Officer, will lead the call.

Conference call details:
Date:	Wednesday, August 6, 2008
Time:	02.00 p.m. CET
01.00 p.m. BST
08.00 a.m. US time (East Coast)
Conference call numbers:
Europe:	+49.(0)69.5007 1305 (Germany)
+44.(0)20.7806 1950 (UK)

News Release

US:	+1.718.354 1385
Pass Code:	8300274
Webcast:	www.evotec.com

A replay of the conference call will be available for 24 hours and can be accessed in Europe by dialing +49.(0)69.22222 0418 (Germany) or +44.(0)20.7806 1970 (UK) and in the US by +1.718.354 1112. The access code is 8300274#. The on-demand version of the webcast will be available on our website: www.evotec.com - Investors – Financial Reports.

About Evotec AG

Evotec is a leader in the discovery and development of novel small molecule drugs. Both through its own discovery programs and through research collaborations, it is generating the highest quality research results to its partners in the pharmaceutical and biotechnology industries. In proprietary projects, Evotec specializes in finding new treatments for diseases of the Central Nervous System. Evotec has three programs in clinical development: EVT 201, a partial positive allosteric modulator (pPAM) of the GABAA receptor complex for the treatment of insomnia, EVT 101, a subtype selective NMDA receptor antagonist for the treatment of Alzheimer’s disease and/or pain, and EVT 302, a MAO-B inhibitor in development for smoking cessation. Evotec’s proprietary preclinical research programs focus on the purinergic receptors, P2X3 and P2X7, for the potential treatment of pain and inflammatory diseases. In addition, Evotec has worldwide collaboration and license agreements with Pfizer to research, develop and commercialize small molecule vanilloid receptor (VR1) antagonists. For additional information please go to www.evotec.com

Forward-Looking Statements

Information set forth in this press release contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

News Release

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Exhibit 99.2

Evotec AG, Half-Year Report 2008

For further information please contact:

Anne Hennecke

Senior Vice President,

Investor Relations &

Corporate Communications

+49.(0)40.560 81-286

+49.(0)40.560 81-333 Fax

anne.hennecke@evotec.com

Evotec AG

Schnackenburgallee 114

22525 Hamburg

Germany

www.evotec.com

Dear Shareholders,

In the second quarter we focused on completing the acquisition of Renovis and progressing partnering opportunities for our pipeline of drug candidates. At a special meeting for Renovis stockholders held on May 1, 2008, the acquisition by Evotec was approved and the merger closed on May 2, 2008. This was an important milestone in our strategic transformation into a biopharmaceutical company. With the acquisition of Renovis, we believe we have a strong CNS pipeline with four clinical candidates, a late-stage preclinical pipeline focusing on areas of neurological and inflammatory diseases, revenue-generating research collaborations and a strong cash position to drive our assets through development.

During the second quarter our clinical development programs continued to advance. We completed Phase Ib studies with EVT 101, an orally active NR2B-subtype-selective antagonist of NMDA receptors with the potential to treat Alzheimer’s disease, pain and other indications. In addition, we were pleased to announce that Pfizer had initiated a Phase I study with our VR1 receptor antagonist.

We are well positioned today to partner key clinical programs with pharmaceutical companies. Partnering discussions with our lead compound EVT 201 for the treatment of insomnia are ongoing. Successful partnering is of significant importance to create value for our shareholders from both our discovery engine and our in-licensed products.

Following the Company’s strategic transition, we have taken the opportunity to propose to our shareholders to elect to our Supervisory Board several individuals with exceptional pharmaceutical and biotechnology expertise and experience at the upcoming Annual General Meeting. As communicated previously, Dr Corey Goodman, President of Pfizer’s Biotherapeutics and Bioinnovation Center and former Chief Executive Officer & President of Renovis, and John Walker, CEO of Novacea and former Executive Chairman and Principal Executive Officer of Renovis, will be nominated for election. In addition, Dr Flemming Ornskov, Corporate Vice President and Global President, Pharmaceuticals, at Bausch & Lomb, will be nominated for election as a new member of the Supervisory Board with the intent to elect him Chairman. We believe that Evotec will greatly benefit from the proven expertise these individuals bring. Prof Riesenhuber who has made enormous contributions to the successful development of Evotec during the last 14 years will become honorary chairman of the Board.

The performance of our share price has been disappointing. The capital market crisis has withdrawn financial resources from higher risk biotech investments, in turn leading to a significant decline of the majority of our peers’ share price as well as our own. In this unusually difficult market, the issuance of 35 million new shares for the acquisition of Renovis has been an additional challenge. Since the completion of the transaction over 38 million Evotec shares were traded on FSE and NASDAQ. Going forward, we are confident that our new NASDAQ ADR listing will improve our access to the US financial market which is the global leader in the biotech sector and we look forward to communicating our progress to you as our product candidates advance in the clinic and toward validating partnerships.

Jörn Aldag President & Chief Executive Officer

Evotec AG, Half-Year Report 2008	page 2

I. Management Report of the First Half-Year of 2008

Operational Highlights	Acquisition of Renovis closed, Evotec listed on NASDAQ. On May 1, 2008 the Renovis stockholders voted in favor of the acquisition by Evotec which was subsequently completed on May 2, 2008. In exchange for each outstanding share of Renovis common stock, Renovis stockholders received 0.5271 American Depositary Shares, or ADSs, of Evotec, which have been listed on the NASDAQ Global Market under the trading symbol “EVTC”. Each Evotec ADS represents two ordinary shares of Evotec. As a result, Evotec has issued an aggregate of 34,970,268 new ordinary shares, which underlie the ADSs issued to Renovis stockholders. To ensure that new Evotec shareholders will be able to participate in this year’s Annual General Meeting, Evotec has re-scheduled the meeting to be held on August 28, 2008.

The acquisition enhances Evotec’s emerging clinical story. Four clinical candidates are now backed by a strong late stage preclinical pipeline, and Evotec has cash and investments including auction rate securities of approximately EUR 101 million which is expected to last through 2010, even in the absence of a major out-licensing deal.

Pipeline Progress	On July 3, 2008, we reported top-line results of a double-blind, 4-week Phase Ib study with EVT 101, an orally active NR2B-subtype selective antagonist of NMDA receptors with potential in Alzheimer’s disease, neuropathic pain and other indications. The study showed in both young and elderly subjects that the drug was well tolerated up to the highest dose tested. The study was designed to evaluate safety/tolerability, pharmacokinetics, and pharmacodynamics during prolonged dosing with EVT 101 as compared to placebo, at higher dose levels and for a longer duration than the previously completed Phase I study. As previously reported (see press release, March 28, 2008), this trial contained a sub-study in which drug cerebral spinal fluid concentration was measured to estimate the extent of brain penetration. Together with results from the fMRI brain imaging study which we announced in March, these results provide a more robust Phase Ib package. We believe that we have reached doses that achieve a high level of NR2B receptor blockade in the brain. These doses produce specific modulation of relevant brain areas and, importantly, are also well tolerated. We believe that this provides a good foundation for moving forward with the clinical development of this compound and enables us to investigate EVT 101 in relevant patient groups

On August 1, 2008, we reported that Pfizer Inc. initiated a Phase I clinical trial of a small molecule VR1 (vanilloid receptor 1) antagonist under its

Evotec AG, Half-Year Report 2008	page 3

collaboration with Evotec. The Phase I study is a randomized, double-blind and placebo-controlled single ascending dose study in healthy volunteers to evaluate the compound’s safety, tolerability and pharmacokinetic profile after oral administration.

We will report results from the first exploratory Phase II, acute dose, craving study for EVT 302, a reversible and highly selective inhibitor of monoamine oxidase B (MAO-B) in development for smoking cessation, in the third quarter 2008. Ethical approvals for the EVT 302 proof-of-concept quit rate study have been obtained and final regulatory approval is expected shortly.

Our proprietary P2X7 antagonist is on track to enter Phase I, in the third quarter of 2008. We will shortly submit the regulatory application to proceed with the first study in man to assess the safety, tolerability, pharmacokinetics and pharmacodynamics of our orally administered P2X7 receptor antagonist.

The partnering process for our lead compound, EVT 201, is ongoing. Insomnia continues to be a difficult area for any partnering activities, in particular following the recent challenges faced by Gaboxadol and Indiplon. However, the co-development agreement announced by Actelion in July demonstrates that there is continued interest in this indication from the market. We believe that EVT 201 is a “best-in-class” insomnia therapy with robust effects on sleep onset and sleep maintenance throughout the night, including the later hours, minimal evidence of residual sedation and a strong effect on perceived sleep quality.

Evotec AG, Half-Year Report 2008	page 4

Financial Highlights	On November 30, 2007 Evotec sold a major line of business, its Chemical Development Business, to Aptuit. From December 1, 2007 onwards, this business was no longer consolidated in the Evotec Group accounts and income and expenses for that business are retrospectively disclosed as discontinued operations in the statements of operations. All 2008 results shown and discussed in the following section are compared to the 2007 continuing operations.

On May 2, 2008, the Company completed the acquisition of Renovis, Inc. The operating results of Renovis from the period May 2, 2008 through June 30, 2008 are included in the accompanying consolidated interim statements of operation for the six months ended June 30, 2008 and the assets and liabilities of Renovis at June 30, 2008 are included in the accompanying consolidated interim balance sheet. Therefore, the 2007 and 2008 results are not fully comparable.

•         H1 revenues of EUR 14.5 m were 8% lower than in the previous year (EUR 15.8 m) with Q2 revenues (EUR 7.2 m) slightly exceeding last year’s level (EUR 7.1 m); the year-to-date decline is primarily due to foreign currency exchange effects.

• The continued high investment in R&D programs led to an increase in the Group operating loss to EUR 26.9 m (2007: EUR 23.6 m).

• Due to a milestone payment to Roche and the inclusion of Renovis R&D costs R&D expenses increased 33% over H1 2007 to EUR 21.9 m (2007: EUR 16.4 m).

• Similarly, H1 net loss increased to EUR 25.9 m (2007: EUR 22.1 m).

• Cash and investments including auction rate securities at the end of the first half of 2008 amounted to EUR 101.0 m (December 31, 2007: EUR 93.7 m).

•         Avoiding dilution at a very low share price we made the payment of an EVT 302 milestone to Roche in cash rather than in shares. Despite this cash payment we confirm our liquidity outlook of > EUR 85 million at year-end at constant 2007 currencies and excluding possible contributions from an out-licensing event. Due to adverse foreign exchange effects on our significant foreign currency reserves, however, this translates to slightly above EUR 80 million based on today’s exchange rates. All other 2008 financial targets are in-line with previous disclosures.

Evotec AG, Half-Year Report 2008	page 5

A. Report on the financial situation and results

1. Results

Revenues	Evotec revenues for the first half of 2008 were EUR 14.5 million, 8% below last year’s level (2007: EUR 15.8 million), mainly the result of the further weakening of the US dollar against Evotec’s reporting currency, the Euro. At constant 2007 currencies (UK Sterling and US dollar), revenues in the first half of 2008 would have been EUR 16.1 million, slightly increased over the previous year.

The effect from the absence of library synthesis revenues following the strategic decision to transfer this business into a joint venture with Indian RSIL was partially offset by two months of revenue provided by Renovis in Q2 2008.

Currency effect on revenues and gross margin

	01-06/2008	01-06/2008 const. f/x*	01-06/2007
Revenue in €m	14.5	16.1	15.8
Gross margin in %	25.2	23.8	20.2
____________ * Currency pro-forma adjustment using UK Sterling and US dollar exchange rates of the first half of 2007.

Revenues from our biology and chemistry collaborations were consistent with the prior year despite negative currency effects in the current year.

For the first half of 2008, the Evotec Group recorded 53% of total revenues in the United States, 37% in Europe and 10% in Japan and the Rest of the World.

Operating cost structure

Costs of revenue for the first half of 2008 amounted to EUR 10.9 million (2007: EUR 12.6 million) yielding an improved gross margin of 25.2% (2007: 20.2%) which includes a year-on-year 1.4% margin increase due to foreign exchange effects. The remaining difference over last year is primarily the result of higher FTE-rates earned in results-based collaborations and a strong focus on cost reduction.

Gross margins in the future may be more volatile, and may significantly improve with the receipt of potential milestone or out-licensing payments, as described in more detail in the 2007 Annual Report.

R&D expenditure for the first half of 2008 increased by 33% to EUR 21.9 million (2007: EUR 16.4 million). R&D expenses were higher primarily due to the Q1 2008 milestone expense related to our collaboration with Roche based on the initiation of Phase II trials with EVT 302 and the inclusion of

Evotec AG, Half-Year Report 2008	page 6

Renovis R&D costs following the acquisition in May. R&D expenses in the second quarter 2008 were in line with expenses in the prior year despite the inclusion of the Renovis R&D expenses for the two months ended June 2008. This was due to below average clinical expenses incurred in the quarter. Spending is expected on a higher level going forward due to pipeline progress and planned new clinical studies with EVT 302, EVT 101 and P2X7.

SG&A expenses for the first half of 2008 decreased 7% to EUR 8.1 million (2007: EUR 8.7 million) despite the inclusion of Renovis and SOX consultancy costs. Headcount in SG&A on a pro-forma basis for Evotec and Renovis is 8% lower compared to the same period of the previous year, a consequence of cost containment measures following the merger. Also, reversals of certain provisions in Q1 2008 and the weak UK Sterling contributed to the overall decrease. Due to timing differences costs are expected to increase later in the year.

Amortization of intangible assets decreased 76% to EUR 0.4 million (2007: EUR 1.6 million). The decrease from the prior year is primarily due to the completed regular amortization of intangible assets resulting from the acquisition of Evotec Neurosciences during the second half of 2007 and the first quarter of 2008.

Other operating income and expenses result mainly from the sublease of facilities and administrative support services to Evotec Technologies/PerkinElmer with a positive contribution. In the first quarter 2008 they also included services to Aptuit following the sale of the Chemical Development Business in 2007.

Financial results

The increase in R&D investment described above led to an increased operating loss of EUR 26.9 million (2007: EUR 23.6 million). Net loss amounted to EUR 25.9 million (2007: EUR 22.1 million). Loss per share for the first half of 2008 was EUR 0.31 (2007: EUR 0.32). The decrease in the net loss per share in the first half of 2008 was due to the additional shares issued in May 2008 to the former Renovis shareholders.

2. Financing and financial position
Cash flow and liquidity	Cash flow from operating activities for the first half of 2008 was EUR (27.2) million mainly due to the continued high level of investment in the advancement and enhancement of Evotec’s R&D pipeline. In addition, the working capital increased by EUR 2.5 million. The change in current assets due to proceeds from the sale of discontinued operations in the amount of EUR 2.0 million, did not impact the cash flow from operating activities positively because it was allocated to cash flow from investing activities.

Evotec AG, Half-Year Report 2008	page 7

“Adjustments to reconcile the reported 2008 net loss to net cash used in operating activities” included mainly amortization (EUR 0.4 million) and depreciation (EUR 2.1 million).

Cash flow from investing activities was EUR 37.2 million and results primarily from the purchase and sale of money market funds which resulted in a net cash increase of EUR 28.6 million and cash acquired in the Renovis acquisition of EUR 10.7 million. In addition EUR 2.0 million was received from escrow related to the sale of the instrument business in 2007. This was partially offset by capital expenditures of EUR (1.8) million and transaction costs related to the acquisition of EUR (2.2) million.

Cash flow from financing activities was EUR (3.2) million, composed of transaction costs related to the capital increase for the acquisition of Renovis EUR (2.1) million and repayment of loans EUR (1.1) million.

Liquidity which includes cash and cash equivalents (EUR 42.4 million), short-term investments (EUR 50.3 million) and auction rate securities (EUR 8.3 million) at the end of June 2008 amounted to EUR 101.0 million (December 31, 2007: EUR 93.7 m). For further discussion of the auction rate securities please see Note 10 to the Consolidated Interim Financial Statements.

Cash consumption in the first half was significantly above average principally because of high trade accounts payable at year-end for clinical development work and transaction costs related to the Renovis acquisition. In addition, Evotec including Renovis experienced an approximately EUR 4.6 million unrealized loss in the translation of liquid assets held in US dollars or UK Sterling into Euros. Based on year-end 2007 currency exchange rates, liquidity would have amounted to EUR 105.6 million as of June 30, 2008. While currency exchange rate movements affect this measure of our liquidity, these funds are held in currencies other than the Euro in order to meet local operating needs; the translational loss in liquidity is thus a balance sheet loss only. With the contribution of planned milestone receipts from research collaborations, cash burn is expected to reduce sizably in the second half of the year.

3. Assets and liabilities
The total of Evotec’s tangible assets increased since December 31, 2007 as a result of the acquisition of Renovis. Renovis net assets at carrying amounts were EUR 42.8 million, which are mainly composed of cash and investments including auction rate securities. Additionally, the acquisition resulted in the Company recording intangible assets and goodwill. The intangible assets acquired have a value of EUR 16.7 million and the goodwill amounts to EUR 1.0 million. All further material changes of assets and liabilities during the first half of 2008 are described in the Notes to the consolidated interim financial statements.

Evotec AG, Half-Year Report 2008	page 8

Evotec’s capital structure as of June 30, 2008 reflects the issuance of 34,970,268 new ordinary Evotec shares in connection with the acquisition of Renovis in May 2008. The total number of ordinary shares outstanding as of the date of this report is 108,838,715.

Evotec’s equity ratio as of June 30, 2008 continued to be high at 84.5%.

4. Human resources
Employees
At the end of June 2008 416 people were employed within the Evotec group, an increase of 55 compared to June 2007 continuing business (361). The increase is caused primarily by Renovis which has been part of Evotec group since May 2008 and currently has 66 employees. Headcount in other areas has been slightly reduced with a focus on cost containment.

Stock-based compensation
In the first six months 2008, no options were granted to or exercised by Evotec employees. As of June 30, 2008, the total number of options available for future exercise amounted to 3,585,419 (approximately 3% of shares in issue). Options have been accounted for under IFRS 2 using the fair value method at the measurement date.

In connection with the acquisition of Renovis, Evotec issued shares as replacement for outstanding options and similar share-based compensation arrangements involving Renovis employees. Of those issued shares 677,612 were released.

Shareholdings of the Boards of Evotec AG

	Number of shares	Share options
Management Board
Jörn Aldag	319,686	602,600
Dr Klaus Maleck	0	50,000
Dr Mario Polywka	30,000	255,000

Supervisory Board
Prof Dr Heinz Riesenhuber	143,050	0
Peer Schatz	3,892	0
Dr Hubert Birner	0	0
Dr Peter Fellner	0	0
Dr William Jenkins	0	0
Mary Tanner	46,690	0
June 30, 2008

Evotec AG, Half-Year Report 2008	page 9

Pursuant to §15a of the German Securities Trading Act (Wertpapierhandelsgesetz), the above table lists separately for each member of our Management and Supervisory Board, the number of Company shares held, and rights for such shares granted to each board member as of June 30, 2008.
B. Risks and Opportunities Report

During the first half of 2008, Evotec was not faced with material events, other than the acquisition of Renovis, which closed on May 2, 2008. The Company continues to operate under its comprehensive and reliable risk management system. Following its listing on the NASDAQ, Evotec is required to comply with the Sarbanes Oxley Act on internal control over financial reporting and has started the process to comply as of the date required.

General business risks, as described in the 2007 Annual Report continue to possibly impact our projected financial performance. Currency exchange effects on revenues and profits, due to a disadvantageous exchange rate between the US Dollar and the Euro, which impacts revenues, can be partially, but not completely, offset by a more advantageous exchange rate between UK Sterling and Euro, which impacts expenses. In addition, currency exchange movements impact our reported liquidity through the translation of liquid assets held in US dollars or UK Sterling into Euros. However, it needs to be considered that a portion of the funds held in currencies other than the Euro are so held in order to meet local operating needs.

The Company monitors closely business opportunities that might qualify for in-licensing, acquisition or partnering, as described in the Annual Report 2007 and is currently looking for a partner for its insomnia drug candidate EVT 201.
Specific business risks
The inherent risk of clinical development is one of the biggest risks to Evotec’s business success. Evotec strives to minimize this risk by comprehensive program selection, development planning and our intention to partner compounds after successful proof-of-concept studies (Phase II studies). For its lead compound EVT 201, Evotec has delivered positive results in two proof-of-concept Phase II studies. However, despite the excellent efficacy data shown, proceeds from out-licensing EVT 201, targeted for 2008, might not be realized in the foreseen time-frame and/or might not be sufficient to cover Evotec’s substantial expenditures on other internal discovery and development programs. In its liquidity projections, Evotec has not anticipated any material liquidity from a major out-licensing deal. Similarly, the timely development of the Company’s clinical assets and discovery projects might require additional, unbudgeted activities to optimize value generation. Evotec intends to constantly review the

Evotec AG, Half-Year Report 2008	page 10

maintenance of financial reserves and has taken and will strive to ensure adequate measures to keep defined minimum levels.

Evotec’s research collaborations are on track to deliver against its financial objectives in the short- to mid-term. In the first half of 2008, the business performance continued to be impacted by adverse currency exchange effects and some components of our business had to cope with evolving and strengthening competition in individual disciplines in low-cost countries. Initiatives, such as fragment-based drug discovery, offer a unique and innovative technology platform to differentiate from the competition. In return for creating downstream value through high-value result-based deals, there are scientific and technical delivery risks in the shorter term which can only be partly managed by high quality project work. Evotec’s financial performance, and in particular the margins in research collaborations, are thus exposed to the possible failure or delay of milestone payments expected during the year. There is a risk that planned research collaboration milestone payments might not be realized in 2008.

Despite successful differentiation in certain business areas, overall cost containment will continuously be of great importance to remain competitive.

Business opportunities
Concerning Evotec’s business opportunities, the Company continues to invest in the development of its proprietary CNS pipeline and high value-added collaborations and will report on its progress on a regular basis. In this context, Evotec may achieve its targets earlier than anticipated and may also achieve additional unexpected value creation through substantial collaborations or new endeavors. According to our systematic approach to capture external business opportunities, extraordinary expenditures for scouting and evaluating these value-driving events can, however, unforeseeably increase spending levels.

C. Important events after the end of the first half of 2008
There are no material events to be reported.

Evotec AG, Half-Year Report 2008	page 11

D. Outlook

2008 liquidity impacted by adverse foreign exchange effects and cash payment of Roche milestone	In 2008, the Company’s revenues are expected to be within the range of EUR 34 million to EUR 36 million, not including any possible out-licensing income. This is based on the current order book, expected new contracts and contract extensions as well as, to a lesser extent, the achievement of certain research collaboration milestones. If the Company achieves certain out-licensing goals and/or additional milestones, revenues may also be substantially higher.

In the absence of any impairment charges or out-licensing income, the 2008 operating result is expected to be in the same range as 2007. In the event of a successful out-licensing, operating results may significantly outperform 2007. Evotec continues to invest in research & development. The Company expects R&D expenses, excluding the cost of share-based compensation to employees allocated to R&D in 2008, to be at the lower end of the EUR 46 to EUR 51 million range. The increase from 2007 is mainly driven by progress in the clinical pipeline and the Renovis acquisition.

As noted above, our liquidity guidance at the end of 2008 was that cash would exceed EUR 85 million at constant 2007 currencies. This number excluded any favorable impacts of possible receipts from out-licensing payments in 2008. However, this 2008 year-end estimate translates to slightly over EUR 80 million at today’s exchange rates. As mentioned above, Evotec including Renovis recorded approximately EUR 4.6 million in unrealized losses in the translation of liquid assets held in US dollars or UK Sterling into Euros in the first half of 2008. Our liquidity target, at today’s exchange rate is EUR 80 million, and can be achieved despite the payment of EUR 2.7 million to Roche made in July 2008 related to the initiation of Phase II trials with EVT 302. We view the payment to Roche in cash instead of in equity favorably as it does not further dilute our existing shareholders given the Company’s current share price. Assuming the Company’s ambitious portfolio development goals and no major partnering event, the liquidity position is currently expected to be sufficient to fund Evotec’s development programs until the end of 2010.

Evotec AG, Half-Year Report 2008	page 12

II. Consolidated Interim Financial Statements

Condensed consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data
	Six months ended June 30,
	2008	2007 restated
		continuing operations	discontinued operations	Total
Revenue
– Drug discovery products	—	9	—	9
– Drug discovery services	14,515	15,811	12,686	28,497

Total revenue	14,515	15,820	12,686	28,506

Costs of revenue
– Drug discovery products	—	4	—	4
– Drug discovery services	10,864	12,617	9,497	22,114

Total costs of revenue	10,864	12,621	9,497	22,118

Gross profit	3,651	3,199	3,189	6,388
Operating costs and expenses
– Research and development expenses	21,947	16,445	—	16,445
– Selling, general and administrative expenses	8,065	8,711	1,889	10,600
– Amortization of intangible assets	397	1,622	—	1,622
– Restructuring expenses	130	—	—	—
– Other operating income	(1,077)	(886)	—	(886)
– Other operating expenses	1,074	864	—	864

Total operating costs and expenses	30,536	26,756	1,889	28,645

Operating income (loss)	(26,885)	(23,557)	1,300	(22,257)

Other non-operating income (expense)
– Interest income	1,540	980	85	1,065
– Interest expense	(486)	(239)	(44)	(283)
– Loss from equity investments	(114)	—	—	—
– Other income from financial assets	473	511	11,165	11,676
– Foreign currency exchange gain (loss), net	443	(8)	(8)	(16)
– Other non-operating expense	(6)	(5)	—	(5)
– Other non-operating income	30	38	—	38

Total non-operating income	1,880	1,277	11,198	12,475

Income (loss) before taxes	(25,005)	(22,280)	12,498	(9,782)

– Current tax income (expense)	(343)	(34)	—	(34)
– Deferred tax benefit (expense)	(504)	230	—	230

Net income (loss)	(25,852)	(22,084)	12,498	(9,586)

Weighted average shares outstanding	83,686,845	69,755,846	69,755,846	69,755,846
Net income (loss) per share (basic and diluted)	(0.31)	(0.32)	0.18	(0.14)

Evotec AG, Half-Year Report 2008	page 13

Condensed consolidated interim statements of operations

Evotec AG and Subsidiaries

Euro in thousands except share data and per share data
		Three months ended June 30,
	2008	2007 restated
		continuing operations	discontinued operations	Total
Revenue
– Drug discovery products	—	—	—	—
– Drug discovery services	7,202	7,112	6,278	13,390

Total revenue	7,202	7,112	6,278	13,390

Costs of revenue
– Drug discovery products	—	—	—	—
– Drug discovery services	5,703	6,335	4,762	11,097

Total costs of revenue	5,703	6,335	4,762	11,097

Gross profit	1,499	777	1,516	2,293
Operating costs and expenses
– Research and development expenses	9,137	9,019	—	9,019
– Selling, general and administrative expenses	4,720	4,723	991	5,714
– Amortization of intangible assets	96	817	—	817
– Restructuring expenses	14	—	—	—
– Other operating income	(655)	(439)	—	(439)
– Other operating expenses	694	426	—	426

Total operating costs and expenses	14,006	14,546	991	15,537

Operating income (loss)	(12,507)	(13,769)	525	(13,244)

Other non-operating income (expense)
– Interest income	926	598	41	639
– Interest expense	(367)	(165)	(21)	(186)
– Loss from equity investments	(74)	—	—	—
– Other income from financial assets	—	511	—	511
– Foreign currency exchange gain (loss), net	402	(173)	(46)	(219)
– Other non-operating expense	(2)	(5)	—	(5)
– Other non-operating income	17	4	—	4

Total non-operating income (expense)	902	770	(26)	744

Income (loss) before taxes	(11,605)	(12,999)	499	(12,500)

– Current tax income (expense)	(169)	(30)	—	(30)
– Deferred tax expense	(238)	(79)	—	(79)

Net income (loss)	(12,012)	(13,108)	499	(12,609)

Weighted average shares outstanding	93,505,244	71,414,444	71,414,444	71,414,444
Net income (loss) per share (basic and diluted)	(0.13)	(0.18)	0.01	(0.18)

Evotec AG, Half-Year Report 2008	page 14

Consolidated interim balance sheets Evotec AG and Subsidiaries
Euro in thousands	June 30, 2008	December 31, 2007
Assets
Current assets
– Cash and cash equivalents	42,424	37,991
– Investments	50,319	55,685
– Trade accounts receivables	3,630	4,908
– Accounts receivables due from related parties	349	229
– Inventories	2,812	2,394
– Current tax receivables	4,055	4,030
– Other current financial assets	250	2,451
– Prepaid expenses and other current assets	3,376	4,153

Total current assets	107,215	111,841

Non-current assets
– Long-term investments	10	10
– Long-term investments accounted for using the equity method	545	648
– Property, plant and equipment	20,577	18,561
– Intangible assets, excluding goodwill	53,759	37,421
– Goodwill	37,375	38,978
– Auction rate securities	8,266	—
– Other non-current financial assets	582	419

Total non-current assets	121,114	96,037

Total assets	228,329	207,878

Liabilities and stockholders’ equity
Current liabilities
– Current maturities of long-term loans	1,496	1,297
– Current portion of finance lease obligations	479	539
– Trade accounts payable	11,724	14,655
– Accounts payable to related parties	3	438
– Advanced payments received	—	47
– Provisions	4,564	5,123
– Deferred revenues	1,187	853
– Current income tax payables	641	344
– Other current financial liabilities	614	630
– Other current liabilities	1,166	411

Total current liabilities	21,874	24,337

Non-current liabilities
–Long-term loans	9,607	9,125
–Long-term finance lease obligations	482	700

Evotec AG, Half-Year Report 2008	page 15

–Deferred tax liabilities	1,985	1,597
–Deferred revenues	478	550
–Provisions	995	1,016

Total non-current liabilities	13,547	12,988

Stockholders’ equity
– Share capital	108,839	73,868
– Treasury shares	(99)	(99)
– Additional paid-in capital	647,861	627,676
– Reserve	(42,747)	(35,798)
– Accumulated deficit	(520,946)	(495,094)

Total stockholders’ equity	192,908	170,553

Total liabilities and stockholders’ equity	228,329	207,878

Evotec AG, Half-Year Report 2008	page 16

Condensed consolidated interim statements of cash flows

Evotec AG and Subsidiary

	Six months ended June 30,
Euro in thousands	2008	2007 restated
Cash flows from operating activities:
– Net loss	(25,852)	(9,586)
– Adjustments to reconcile net loss to net cash used in operating activities	3,205	(6,788)
– Change in assets and liabilities	(4,580)	(2,999)

Net cash used in operating activities	(27,227)	(19,373)

Cash flows from investing activities:
– Acquisition costs	(2,191)	—
– Purchase of current investments	(11,455)	(1,681)
– Purchase of long-term investments	(66)	(695)
– Purchase of property, plant and equipment	(1,825)	(2,893)
– Purchase of intangible assets	—	(238)
– Cash acquired	10,706	332
– Proceeds from sale of discontinued operations	1,980	—
– Proceeds from sale of shares in associated companies	—	500
– Proceeds from sale of current investments	40,020	496

Net cash provided by (used in) investing activities	37,169	(4,179)

Cash flows from financing activities:
– Proceeds from capital increase	—	147
– Transaction costs	(2,147)	—
– Purchase of own stock	—	(59)
– Repayment of loans	(1,052)	(2,223)

Net cash used in financing activities	(3,199)	(2,135)

Net increase (decrease) in cash and cash equivalents	6,743	(25,687)
– Exchange rate difference	(2,310)	(438)
– Cash and cash equivalents at beginning of year	37,991	58,196

Cash and cash equivalents at end of the period	42,424	32,071

Evotec AG, Half-Year Report 2008	page 17

Consolidated interim statements of changes in stockholders’ equity

Evotec AG and Subsidiaries

Euro in thousands except share data

	Share capital			Reserve
	Shares	Amount	paid-in capital	Additional Treasury shares	Foreign currency translation	Asset revaluation reserve	Accumulated deficit	Equity attributable to shareholders of Evotec AG	Minority interest	Total Stock-holders’ equity
Balance at January 1, 2007 as restated	68,078,819	68,079	611,164	(83)	(33,956)	7,060	(483,938)	168,326	(6)	168,320
Capital increase	5,726,012	5,726	15,403	—	—	—	—	21,129	—	21,129
Capital increase (stock options)	63,216	63	78	—	—	—	—	141	—	141
Stock option plan	—	—	403	—	—	—	—	403	—	403
Purchase of treasury stock	—	—	—	(59)	—	—	—	(59)	—	(59)
Transfer of treasury shares	—	—	—	49	—	—	—	49	—	49
Minority interests	—	—	—		—	—	—	—	6	6
Income and expense recognised directly in equity:
– Foreign currency translation	—	—	—	—	205	—	—	205	—	205
– Revaluation	—	—	—	—	—	(30)	—	(30)	—	(30)
Total income and expense recognised directly in equity	—	—	—	—	205	(30)	—	175	—	175
Net income	—	—	—	—	—	—	(9,586)	(9,586)	—	(9,586)
Total recognized income and expense								(9,411)	—	(9,411)

Balance at June 30, 2007 as restated	73,868,047	73,868	627,048	(93)	(33,751)	7,030	(493,524)	180,578	—	180,578

Balance at January 1, 2008	73,868,447	73,868	627,676	(99)	(42,827)	7,029	(495,094)	170,553	—	170,553
Capital increase	34,970,268	34,971	19,644	—	—	—	—	54,615	—	54,615
Stock option plan	—	—	541	—	—	—	—	541	—	541
Income and expense recognised directly in equity:
– Foreign currency translation	—	—	—	—	(6,949)	—	—	(6,949)	—	(6,949)
Total income and expense recognised directly in equity	—	—	—	—	(6,949)	—	—	(6,949)	—	(6,949)
Net loss	—	—	—	—	—	—	(25,852)	(25,852)	—	(25,852)

Total recognized income and expense								(32,801)	—	(32,801)

Balance at June 30, 2008	108,838,715	108,839	647,861	(99)	(49,776)	7,029	(520,946)	192,908	—	192,908

Evotec AG, Half-Year Report 2008	page 18

Notes to the unaudited interim condensed consolidated financial statements

1. Basis of presentation
The accompanying unaudited consolidated interim financial statements of Evotec have been prepared in accordance with International Financial Reporting Standards (IFRS) in conjunction with IAS 34. The accounting policies used to prepare interim information are the same as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007. The presentation of unearned compensation, a component of stockholders’ equity, was changed by showing them in additional paid-in capital.

The interim consolidated financial statements do not include all of the information and footnotes required under IFRS for complete financial statements according to IAS 1. As a result, these interim financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended December 31, 2007.

In the opinion of management, all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation have been included.

2. Basis of consolidation
The basis of consolidation changed. Following the disposition of the Chemical Development Business which includes Evotec (Scotland) Ltd as well as a part of Evotec (UK) Ltd. operations, effective November 30, 2007, this business is no longer consolidated and all income and expense amounts for that business are retrospectively disclosed as discontinued operations in the statements of operations. As of April 1, 2007, Evotec also acquired 100% of the shares in Neuro3d S.A. which was fully consolidated from this date onwards. As of May 2, 2008, Evotec acquired 100% of the shares in Renovis, Inc. which was fully consolidated from this date onwards. Therefore the consolidated interim financial statements 2007 and 2008 are not fully comparable.

3. Restatement of consolidated interim financial statements according to IFRS
This condensed restatement footnote refers to those effects only which impacted the financial information presented in this report. The following financial information from the consolidated statement of operations and cash flows of the six months ended June 30, 2007 have been restated to reflect certain adjustments to previously reported financial information.

The Company has retrospectively adjusted the presentation of the acquisition of ENS Holdings, Inc. under IFRS. Following a review of the accounting of the business combination, the capitalization of intangible assets from this business combination resulted in net deferred tax liabilities

Evotec AG, Half-Year Report 2008	page 19

of T€13,923. Subsequently, Evotec recognized a tax benefit for net operating losses generated after consummation, which can be used by the reversal of the taxable difference at ENS recorded in purchase accounting.

The Company previously reported investments in mutual funds which invest in debt instruments including debt instruments with maturities beyond 3 months as cash equivalents. Such investments are now reported separately and outside cash and cash equivalents in the consolidated interim statement of cash flows.

The following tables summarize the effects of the adjustments on previously reported financial information.

Consolidated interim statement of operations:

Six months ended June 2007
T€
Net loss previously reported	(9,824)
Income tax effects	238

Net loss as restated	(9,586)

Consolidated interim statement of cash flows:
Six months ended June 2007
T€
Net cash provided by investing activities previously reported	15,589
Net cash used in investing activities, as restated	(4,179)

4. Discontinued operations

The gain from the sale of the Instrument Business sold effective January 1, 2007 and the Chemical Development Business sold effective November 30, 2007 are presented as discontinued operations because they represented a separate major line of business operations. According to IFRS 5, discontinued operations are separately disclosed from the continuing operations. Therefore, the statements of operations for the six months ended June 30, 2007 have been retrospectively adjusted to separately report the Chemical Development Business as a discontinued operation.

5. Basis of estimation
In the consolidated interim financial statements for the six months ended June 30, 2008, the Company has used the same estimation processes as those used to prepare the audited consolidated financial statements for the year ended December 31, 2007.

Evotec AG, Half-Year Report 2008	page 20

6. Acquisitions

The Company acquired in a share-for-share transaction 100% of shares in Renovis, Inc., South San Francisco, USA, a company operating in the field of drug discovery and development with a focus on pain and inflammation. This acquisition was effective as of May 2, 2008. Evotec issued 34,970,268 shares to acquire the underlying shares, outstanding options and restricted stock units held by Renovis employees. The purchase price of T€ 60,464 comprises the fair value of the shares issued for common stock of € 1.68 per share which was based on the stock price of Evotec at the date of acquisition as well as the fair values determined for the shares issued for equity based compensation plans as of the date of acquisition. The relating transaction costs amounted to T€ 3,250.

The post-acquisition carrying amounts of the assets and liabilities of Renovis, was estimated based on the recognized amounts as of the date of the acquisition. Fair value adjustments have been recorded for developed technologies in the amount of T€ 16,735 which have been estimated based on net present value modeling and for certain non-current financial assets in the amount of T€ (280). Additionally, deferred revenues in the amount of T€ (178) were reversed because no future obligation relates to those amounts. The resulting goodwill amounts to T€ 1,038. According to IFRS 3 the initial accounting for the acquisition of Renovis is provisional with regard to purchase price allocation as well as the fair values determined to identify the purchase price of the combination and therefore may be subject to changes. The net loss of Evotec for the six months ended June 2008 included a net loss of T€ 1,986 from Renovis.

	May 2, 2008 carrying amount	May 2, 2008 fair value
	T€	T€
Cash and cash equivalents	10,706	10,706
Investments	25,333	25,333
Prepaid and other current assets	861	861
Property, plant and equipment	3,045	3,045
Developed technologies	—	16,735
Other non-current financial assets	8,805	8,525
Current liabilities	(5,251)	(5,073)
Non-current liabilities	(706)	(706)

Net assets acquired	42,793	59,426
Goodwill	—	1,038

Cost of acquisition	—	60,464
Less cash and cash equivalents acquired	—	(10,706)
Less fair values of shares issued	—	(57,215)
Less transaction costs	—	(3,249)

Cash inflow (-) from acquisition	—	(10,706)

Evotec AG, Half-Year Report 2008	page 21

The following unaudited pro forma information is based on the assumption that the investment in Renovis, Inc. occurred as of 1 January 2007:

	2008	2007
	T€	T€
Pro-forma revenues	15,307	20,561
Pro-forma net loss	(33,565)	(35,463)
Pro-forma basic and diluted loss per share	(0.32)	(0.35)

The total assets of Renovis amounted to T€ 48,749 and the total liabilities were T€ 5,957 as of the date of acquisition.

7. Other current financial assets
The portion of the purchase price for the sale of Evotec Technologies GmbH in the amount of T€ 1,980, which was transferred to an escrow account and included in the current financial assets as of December 31, 2007 was received by Evotec in the second quarter 2008.

8. Prepaid expenses and other current assets
The prepaid expenses and other current assets as of December 31, 2007 included an amount of T€ 2,234 for deferred costs for the Renovis, Inc. transaction which now forms part of the purchase price and the additional paid in capital in relation to this transaction.

9. Long-term investments
By participating in the capital increase in Evotec RSIL Ltd in June 2008 the Company increased its investment in the amount of T€ 66 and maintained its equity share. As of June 30, 2008 the Company’s carrying amount of this investment amounted to T€ 545. The share of the net loss amounted to T€ 114 in the first six months of 2008.

10. Auction rate securities
The auction rate securities acquired in the Renovis acquisition are classified as available-for-sale and are measured at fair value. The Company uses a discounted cash flow model to determine the fair value of the auction rate securities. The model includes management’s estimates of the expected time to liquidation, interest rates earned on the securities and a discount rate. On the basis of the discounted cash flow model the Company has recorded an impairment of T€ 760 related to these investments as of June 30, 2008. This represents a discount of approximately 8.4% on the par value of the auction rate securities.

11. Trade accounts payable
The Company recorded trade accounts payable in the amount of T€ 2,700 to record a payment in cash it is required to make to Roche as a result of the initiation of Phase II trials with EVT 302. Originally the Company had intended to issue equity to Roche and therefore recorded this payment in additional paid in capital as of March 31, 2008.

Evotec AG, Half-Year Report 2008	page 22

12. Income taxes

Income taxes were calculated at June 30, 2008 using the expected weighted average tax rates for the year 2008. As at June 30, 2008, Evotec recorded additional valuation allowances with respect to tax benefits of tax losses carried forward in Germany and USA. In the UK, the deferred tax liabilities exceed the deferred tax asset on tax loss carried forward.

13. Stockholders’ equity

Effective May 2, 2008 the Company increased its stockholders’ equity by issuing 34,970,268 new shares against contribution in kind out of the approved capital (genehmigtes Kapital) to be used as consideration for the acquisition of Renovis, Inc. The price per share amounted to € 1.68.

14. Adoption of IFRS 8

Evotec decided to early adopt IFRS 8 “Operating segments”, which was issued in November 2006 and replaces IAS 14 “Segment Reporting” as of January 1, 2008. Pursuant to IFRS 8, reporting on the financial performance of the segments has to be prepared in accordance with the so-called management approach. Following the disposition of the Chemical Development Business, the internal organization as well as the management reporting does not identify several segments from January 1, 2008 onwards. The allocation of resources and the internal evaluation of Evotec’s performance by the management are for the entire Evotec group. Following the adoption of IFRS 8 and the disposition of the Chemical Development Business, Evotec does not report segment information.

III. Claim of the Executive Board Members as required by German Securities Trade Act (WpHG)

“To the best of our knowledge, and in accordance with the applicable reporting principles for interim financial reporting, the interim consolidated financial statements give a true and fair view of the assets, liabilities, financial position and profit or loss of the group, and the interim management report of the group includes a fair review of the development and performance of the business and the position of the group, together with a description of the principal opportunities and risks associated with the expected development of the group for the remaining months of the financial year.”

Forward-looking statements

Information set forth in this report contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about our expectations and assumptions

Evotec AG, Half-Year Report 2008	page 23

concerning regulatory, clinical and business strategies, the progress of our clinical development programs and timing of the results of our clinical trials, strategic collaborations and management’s plans, objectives and strategies. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, and which could cause actual results to differ materially from those contemplated in these forward-looking statements. In particular, the risks and uncertainties include, among other things: risks that product candidates may fail in the clinic or may not be successfully marketed or manufactured; risks relating to our ability to advance the development of product candidates currently in the pipeline or in clinical trials; our inability to further identify, develop and achieve commercial success for new products and technologies; competing products may be more successful; our inability to interest potential partners in our technologies and products; our inability to achieve commercial success for our products and technologies; our inability to protect our intellectual property and the cost of enforcing or defending our intellectual property rights; our failure to comply with regulations relating to our products and product candidates, including FDA requirements; the risk that the FDA may interpret the results of our studies differently than we have; the risk that clinical trials may not result in marketable products; the risk that we may be unable to successfully secure regulatory approval of and market our drug candidates; and risks of new, changing and competitive technologies and regulations in the U.S. and internationally.

The list of risks above is not exhaustive. Our Annual Report on Form 20-F, filed with the Securities and Exchange Commission, and other documents filed with, or furnished to the Securities and Exchange Commission, contain additional factors that could impact our businesses and financial performance. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.

Evotec AG, Half-Year Report 2008	page 24